Press Release

HEAD NV Group Announces Further Restructuring Plans and Changes in Key Personnel

Amsterdam, 7th January 2009 – Head N.V. Group (VSX: HEAD; U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announced changes in key personnel and further restructuring measures.

At our Annual General Meeting in May 2009, we plan to propose that Mr. Gunter Hagspiel is elected by our shareholders as our Chief Financial Officer. Mr. Hagspiel has been with Head since 1996 and has held a number of positions within the group. After working for two years in Controlling at the Headquarter in Austria, he spent seven years in the US as Controller and COO. During the last three years Mr. Hagspiel held the Group Controller position. Mr. Ralf Bernhart will continue to act as our Chief Financial Officer until the time of the annual general meeting, and after the AGM he will become Deputy Chairman of the Management Board, where we will be able to continue to benefit from his considerable knowledge and experience.

As of March 1, 2009 Mr. Klaus Hotter will assume additional responsibility for Bindings and Ski Boots Production.

As part of this restructuring, Mr. Jeremy Sherwood has expanded his role to become Director of Group Sales and Marketing and Mr. Rick Lalonde has expanded his role to cover North American Wintersports as well as being General Manager Canada.

Head’s tennis ball factory in Phoenix, Arizona will close on March 5th, 2009. In January 2007 we started to manufacturing tennis balls in our new factory in China. Since this time we have been increasing the volumes produced by this factory, and we have now made the strategic decision to shut our US facility and manufacture our world wide volume from China.

About Head

HEAD NV Group is a leading global manufacturer and marketer of premium branded sports equipment.

HEAD NV’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”).
Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Rainer Schönfelder, Patrick Staudacher, Maria Riesch, Anja Pärson, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

Emitter:	Head N.V.
Rokin 55
NL 1012 KK Amsterdam
ISIN:	NL0000238301
Stock Market: official market: Vienna Stock Exchange